Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.  This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”).  In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”).  This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216.  Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 27, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014.  Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Report on Form 8-K, which was filed with the SEC on January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses.  These statements are only predictions based on current expectations and projections about future events.  There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s most recent report on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•      failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•      the failure to consummate or delay in consummating the proposed transaction for other reasons;

•      the timing to consummate the proposed transaction;

•      the risk that a condition to closing of the proposed transaction may not be satisfied;

•      the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•      AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•      The ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•      the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate.  Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements.  Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

News Release

PartnerRe Ltd. Reports Fourth Quarter and Full Year 2014 Results

•	Fourth Quarter Operating Earnings per share of $4.37; Net Income per share of $5.26
•	Fourth Quarter Annualized Operating ROE of 16.0%; Annualized Net Income ROE of 19.3%
•	Full Year Operating Earnings per share of $14.76; Net Income per share of $19.51
•	Full Year Annualized Operating ROE of 13.5%; Annualized Net Income ROE of 17.9%
•	Book Value of $126.21 per share, up 3.5% for the quarter and up 15.5% year-to-date
•	Tangible Book Value of $114.76 per share, up 3.6% for the quarter and up 16.5% year-to-date

PEMBROKE, Bermuda, February 4, 2015 — PartnerRe Ltd. (NYSE: PRE) today reported net income of $262.7 million, or $5.26 per share for the fourth quarter of 2014. This includes net after-tax realized and unrealized gains on investments of $82.1 million, or $1.64 per share. Net income for the fourth quarter of 2013 was $257.6 million, or $4.76 per share, including net after-tax realized and unrealized gains on investments of $91.8 million, or $1.70 per share. The Company reported operating earnings of $218.3 million, or $4.37 per share, for the fourth quarter of 2014. This compares to operating earnings of $157.4 million, or $2.91 per share, for the fourth quarter of 2013.

Net income for the full year 2014 was $998.2 million, or $19.51 per share. This includes net after-tax realized and unrealized gains on investments of $286.3 million, or $5.60 per share. Net income for the  full year  2013 was $597.0 million, or $10.58 per share, including net after-tax realized and unrealized losses on investments of $127.2 million, or $2.25 per share. Operating earnings for the full year 2014 were $755.4 million, or $14.76 per share. Operating earnings of $14.76 per share represents a record annual high for PartnerRe. This compares to operating earnings of $721.7 million, or $12.79 per share, for the full year  2013.

Operating earnings or loss excludes certain net after-tax realized and unrealized investment gains and losses, net after-tax foreign exchange gains and losses, certain net after-tax interest in results of equity method investments, the loss on redemption of preferred shares and certain net after-tax withholding tax on inter-company dividends (included in other expenses), and is calculated after the payment of preferred dividends. All references to per share amounts in the text of this press release are on a fully diluted basis.

Commenting on results, PartnerRe Interim Chief Executive Officer David Zwiener said, “We had an excellent year in 2014, posting an operating return on equity of 13.5%, above our long-term average. While financial markets remained somewhat volatile during the year, we realized sizeable gains in our investment portfolio, which when combined with the strong operating results, culminated in us delivering dividend-adjusted tangible book value growth in excess of 19%. These results are particularly gratifying given the very difficult reinsurance operating environment."

Mr. Zwiener added, “As you know, last week we announced a deal with AXIS Capital to combine the two companies as a reinsurance and specialty insurance market leader. We are very excited about this transaction. While both PartnerRe and AXIS are strong, well-positioned, successful companies in their own right, the combination of the two only enhances those strengths and accelerates our strategies. Together, we will have greater scale, with a more efficient global network, even stronger underwriting teams, an expanded underwriting platform, and a greater ability to deliver the best service to our clients, while creating long-term value for our shareholders.”

Highlights for the fourth quarter and full year 2014 compared to the same periods in 2013 include:

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

News Release

Results of operations:
•
For the fourth quarter, net premiums written of $1.2 billion were up 3%, or 4% on a constant foreign exchange basis. The increase was driven by PartnerRe Health's accident and health business in the Life and Health segment and new business in the Global Specialty Non-life sub-segment. These increases were partially offset by decreases in the North America, Catastrophe and Global (Non-U.S. P&C) Non-life sub-segments. For the full year 2014, net premiums written of $5.7 billion were up 6%. The increase was driven by PartnerRe Health's accident and health business and new mortality and longevity business in the Life and Health segment and new business written in the Global Specialty and North America Non-life sub-segments. These increases were partially offset by decreases in the Catastrophe and Global (Non-U.S.) P&C Non-life sub-segments.

•
For the fourth quarter, net premiums earned of $1.4 billion were up 2%, or 4% on a constant foreign exchange basis, primarily for the same factors describing the increase in net premiums written. For the full year 2014, net premiums earned of $5.6 billion were up 8%. The increase was primarily due to the same factors describing the increase in net premiums written and the earning of new motor business written in prior periods in the Global (Non-U.S.) P&C Non-life sub-segments. These increases were partially offset by a decrease in the Catastrophe Non-life sub-segment.

•
For the fourth quarter, the Non-life combined ratio was 85.3%. The combined ratio benefited from favorable prior year development of 15.0 points (or $169 million). All Non-life sub-segments, except for the Catastrophe Non-life sub-segment, experienced net favorable development from prior accident years during the fourth quarter. For the full year 2014, the Non-life combined ratio was 86.2%. The combined ratio benefited from favorable prior year development of 15.1 points (or $660 million). All Non-life sub-segments experienced net favorable development from prior accident years during the full year 2014.

•	For the fourth quarter, net investment income of $115 million was flat, or up 1% on a constant foreign exchange basis. For the full year 2014, net investment income of $480 million was down 1%.
•
For the fourth quarter, pre-tax net realized and unrealized investment gains were $98 million, primarily driven by decreases in U.S. and Euro risk-free rates and improvements in worldwide equity markets, partially offset by a widening of U.S. credit spreads. For the full year 2014, pre-tax realized and unrealized investment gains were $372 million, due to the same factors describing the fourth quarter.

•
For the fourth quarter, the effective tax rate on operating earnings and non-operating earnings was (0.3)% and 54.8%, respectively. For the full year  2014, the effective tax rate on operating earnings and non-operating earnings was 9.1% and 39.2%, respectively.

Balance sheet and capitalization:
•	Total investments, cash and funds held – directly managed were $17.2 billion at December 31, 2014, down 1% compared to December 31, 2013.
•	Net Non-life loss and loss expense reserves were $9.5 billion at December 31, 2014, down 8% compared to December 31, 2013.
•	Net policy benefits for life and annuity contracts were $2.0 billion at December 31, 2014, down 3% compared to December 31, 2013.
•
Total capital was $7.9 billion at December 31, 2014, up 5% compared to December 31, 2013 primarily driven by comprehensive income for the full year 2014, which was partially offset by share repurchases and common and preferred dividend payments.

•
The Company repurchased approximately 1.6 million common shares at a total cost of approximately $183 million during the fourth quarter of 2014. The average repurchase price of $113.93 per share represents a 7% discount to the diluted book value per share at September 30, 2014. Since January 1, 2015, the Company has repurchased 525 thousand common shares at a total cost of approximately $59 million. As of February 4, 2015, approximately 2.9 million common shares remained under the current repurchase authorization.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

News Release

•
Total shareholders’ equity attributable to PartnerRe was $7.0 billion at December 31, 2014, up 5% compared to December 31, 2013. The increase was driven by the same factors described above for total capital.

•
Book value per common share was $126.21 at December 31, 2014, up 15.5% compared to $109.26 at December 31, 2013. Tangible book value per common share was $114.76 at December 31, 2014, up 16.5% compared to $98.49 at December 31, 2013. Both book value per common share and tangible book value per share at December 31, 2014 were record highs for PartnerRe. The increases were primarily driven by net income and the accretive impact of share repurchases, which was partially offset by common and preferred dividend payments.

Segment and sub-segment highlights for the fourth quarter and the full year  2014 compared to the same periods in 2013 include:

Non-life:
•
For the fourth quarter, the Non-life segment’s net premiums written were down 2% or down 1% on a constant foreign exchange basis. The decrease was reported in all of the sub-segments except the Global Specialty sub-segment. For the full year 2014, the Non-life segment’s net premiums written were up 2%. Increases were reported in the Global Specialty and North America sub-segments and were partially offset by decreases in the Catastrophe and Global (Non-U.S.) P&C sub-segments.

•
For the fourth quarter, the North America sub-segment’s net premiums written were down 9% primarily driven by the restructuring of a large treaty and lower premium adjustments, in the agriculture line of business. These decreases were partially offset by new business written in prior periods in the credit/surety and multi-line lines of business. This sub-segment reported a technical ratio of 87.6%, which included 18.8 points (or $76 million) of net favorable prior year loss development. For the full year 2014, the North America sub-segment’s net premiums written were up 3% primarily due to new business in the credit/surety, multi-line and motor lines of business. These increases were partially offset by cancellations and non-renewals in the structured property line, and renewal decreases and lower upward premium adjustments in the agriculture line. This sub-segment reported a technical ratio of 87.7%, which included 15.7 points (or $251 million) of net favorable prior year loss development.

•
For the fourth quarter, the Global (Non-U.S.) P&C sub-segment’s net premiums written were down 5%, or 2% on a constant foreign exchange basis. The decrease was primarily due to the cancellation of a large motor treaty, which was partially offset by new business in the property line of business. This sub-segment reported a technical ratio of 89.3%, which included 14.0 points (or $28 million) of net favorable prior year loss development. For the full year 2014, the Global (Non-U.S.) P&C sub-segment’s net premiums written were down 2%, primarily driven by cancellations due to pricing, increased retentions and share decreases in the property line of business. These decreases were partially offset by new business in the motor line of business. This sub-segment reported a technical ratio of 85.9%, which included 17.5 points (or $134 million) of net favorable prior year loss development.

•
For the fourth quarter, the Global Specialty sub-segment’s net premiums written were up 6%, or 9% on a constant foreign exchange basis. The increase was primarily due to new business written and increases at the January 1, 2014 renewal in the multi-line and agriculture lines of business.  These increases were partially offset by the impact of lower premium adjustments in the engineering line of business. This sub-segment reported a technical ratio of 76.9%, which included 18.2 points (or $78 million) of net favorable prior year loss development. For the full year 2014, the Global Specialty sub-segment’s net premiums written were up 7% primarily due to the same factors driving the fourth quarter. This sub-segment reported a technical ratio of 83.2%, which included 15.7 points (or $258 million) of net favorable prior year loss development.

•
For the fourth quarter, which is traditionally a quiet catastrophe renewal period, the Catastrophe sub-segment’s net premiums written were down $6 million, on a constant foreign exchange basis. This sub-segment reported a technical ratio of 35.6%, which included 11.2 points (or $10 million) of net favorable prior quarter loss development on events that occurred in the first nine months of 2014, and 14.2 points (or $13 million) of net adverse prior year loss

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

News Release

development. For the full year 2014, the Catastrophe sub-segment’s net premiums written were down 15%, primarily due to pricing, cancellations, non-renewals, share decreases and the impact of reinstatement premiums recorded in 2013 related to the European and Canadian floods. This sub-segment reported a technical ratio of 27.1%, which included 4.5 points (or $17 million) of net favorable prior year loss development.

Life and Health:
•
For the fourth quarter, the Life and Health segment’s net premiums written were up 21%, or 23% on a constant foreign exchange basis. The increase was primarily driven by PartnerRe Health’s accident and health line of business and, to a lesser extent, growth and new business in the mortality and longevity lines of business. For the full year 2014, the Life and Health segment’s net premiums written were up 27%, or 24% on a constant foreign exchange basis, primarily due to the same factors describing the fourth quarter.

•
For the fourth quarter, the Life and Health segment’s allocated underwriting result, which includes allocated investment income and other expenses, increased to $21 million compared to $13 million in the same period of 2013. This increase was primarily due to a modestly higher level of net favorable prior year loss development, increased profitability from PartnerRe Health's business and lower expenses. For the full year 2014, the Life and Health segment’s allocated underwriting result of $73 million was flat compared to the same period of 2013 due to increased profitability from PartnerRe Health's business being offset by a lower level of net favorable prior year loss development.

Corporate and Other:
•
For the fourth quarter, investment activities contributed income of $197 million to pre-tax net income, excluding investment income allocated to the Life and Health segment. Of this amount, income of $99 million was included in pre-tax operating earnings and income of $98 million related to net realized and unrealized gains on investments and losses from equity method investee companies was included in pre-tax non-operating earnings. For the full year 2014, investment activities contributed income of $811 million to pre-tax net income, excluding investment income allocated to the Life and Health segment. Of this amount, income of $423 million was included in pre-tax operating earnings and income of $388 million related to net realized and unrealized gains on investments and earnings from equity method investee companies was included in pre-tax non-operating earnings.

Separately, as announced by the Company on February 2, 2015, the Board of Directors increased the annual common share dividend by 4.5%, marking the twenty-second consecutive year that the Company has increased the common share dividend since its inception in 1993. The Board declared a quarterly dividend of $0.70 per common share. The dividend will be payable on February 27, 2015 to common shareholders of record on February 13, 2015.

The Company has posted its fourth quarter 2014 financial supplement on its website www.partnerre.com in the Financial Information section of the Investor Relations page under Supplementary Financial Data, which includes a reconciliation of GAAP and non-GAAP measures.

The Company will hold a dial-in conference call and question and answer session with investors at 10 a.m. Eastern tomorrow, February 5. Investors and analysts are encouraged to call in 15 minutes prior to the commencement of the call. The conference call can be accessed by dialing (800)-227-9428 or, from outside the United States, by dialing (785)-830-1925. The media are invited to listen to the call live over the Internet on the Investor Relations section of PartnerRe’s web site, www.partnerre.com. To listen to the webcast, please log on to the broadcast at least five minutes prior to the start.

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PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

News Release

Net income/loss per share is defined as net income/loss attributable to PartnerRe common shareholders divided by the weighted average number of fully diluted shares outstanding for the period. Net income/loss attributable to PartnerRe common shareholders is defined as net income/loss attributable to PartnerRe less preferred dividends and loss on redemption of preferred shares.

Operating earnings/loss is defined as net income/loss available to PartnerRe common shareholders excluding certain after-tax net realized and unrealized gains/losses on investments, after-tax net foreign exchange gains/losses, the loss on redemption of preferred shares, certain after-tax interest in earnings/losses of equity method investments and certain after-tax withholding taxes on inter-company dividends (included in other expenses). Operating earnings/loss per share is defined as operating earnings/loss divided by the weighted average number of fully diluted shares outstanding for the period.

The Company uses operating earnings, diluted operating earnings per share and annualized operating return on beginning diluted book value per common and common share equivalents outstanding to measure performance, as these measures focus on the underlying fundamentals of our operations without the impact of after-tax net realized and unrealized gains/losses on investments (except where the Company has made a strategic investment in an insurance or reinsurance related investee), after-tax net foreign exchange gains/losses, the after-tax interest in earnings/losses of equity method investments (except where the Company has made a strategic investment in an insurance or reinsurance related investee and where the Company does not control the investees activities) and certain after-tax withholding taxes on inter-company dividends (included in other expenses).

The Company uses technical ratio and technical result as measures of underwriting performance. The technical ratio is defined as the sum of the loss and acquisition ratios. These metrics exclude other expenses.

The Company also uses combined ratio to measure results for the Non-life segment. The combined ratio is the sum of the technical and other expense ratios.

The Company uses allocated underwriting result as a measure of underwriting performance for its Life and Health operations. This metric is defined as net premiums earned, other income or loss and allocated net investment income less life policy benefits, acquisition costs and other expenses.

The Company uses total capital, which is defined as total shareholders’ equity attributable to PartnerRe, long-term debt, senior notes and CENts, to manage the capital structure of the Company.

The Company calculates Tangible Book Value using common shareholders’ equity attributable to PartnerRe less goodwill and intangible assets, net of tax. The Company calculates Diluted Tangible Book Value per Common Share using Tangible Book Value divided by the number of PartnerRe common shares and common share equivalents outstanding. The Company uses these measures as the basis for its prime measure of long-term financial performance (annualized growth in Diluted Tangible Book Value per Common Share plus dividends).

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PartnerRe Ltd. is a leading global reinsurer, providing multi-line reinsurance to insurance companies. The Company, through its wholly owned subsidiaries, also offers capital markets products that include weather and credit protection to financial, industrial and service companies. Risks reinsured include property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering, energy, marine, specialty property, specialty casualty, multi-line and other lines in its Non-life operations, mortality, longevity and accident and health in its Life and Health operations, and alternative risk products. For the year ended December 31, 2014, total revenues were $6.5 billion. At December 31, 2014, total assets were $22.3 billion, total capital was $7.9 billion and total shareholders’ equity attributable to PartnerRe was $7.0 billion.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

News Release

PartnerRe on the Internet: www.partnerre.com

Forward-looking statements contained in this press release are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s filings with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

Contacts:	PartnerRe Ltd.	Sard Verbinnen & Co.
	(441) 292-0888	(212) 687-8080
	Investor Contact: Robin Sidders	Drew Brown/Daniel Goldstein
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com